Exhibit 99.73

enCore Energy and Azarga Uranium Receive Final Court Order Approving Plan of Arrangement and Commence Closing Process

VANCOUVER, BC, Dec. 23, 2021 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (“enCore”) and Azarga Uranium Corp. (TSX: AZZ) ( OTCQB: AZZUF) (FRA: P8AA) (“Azarga Uranium”) are pleased to announce that Azarga Uranium has received a final order from the Supreme Court of British Columbia approving the previously announced plan of arrangement (the “Arrangement”) whereby encore will on closing acquire all of the issued and outstanding common shares of Azarga Uranium.

Closing of the Arrangement is expected to occur on December 31, 2021, subject to customary closing conditions, including final stock exchange approval.

On closing of the Arrangement, the current board of directors and management of enCore and Azarga Uranium will remain unchanged.

About enCore Energy Corp.

encore Energy Corp., a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (“ISR”) uranium producer, is led by a team of industry experts with extensive knowledge and experience in all aspects of ISR uranium operations. encore Energy’s initial opportunities are created from enCore’s South Texas licensed and past-producing Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. Large uranium resource endowments in New Mexico add to the asset base for long term growth and development opportunities.

About Azarga Uranium Corp.

Azarga Uranium is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America (“USA”) (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing in-situ recovery uranium projects. The Dewey Burdock in-situ recovery uranium project in South Dakota, USA (the “Dewey Burdock Project”), which is Azarga Uranium’s initial development priority, has been issued its Nuclear Regulatory Commission License and Class Ill and Class V Underground Injection Control permits from the Environmental Protection Agency and Azarga Uranium is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock Project.

Cautionary Statements

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements in this press release include, but are not limited to, statements related to the anticipated completion of the Arrangement and the terms of the Arrangement and receipt of certain regulatory approvals, including stock exchange approval.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of encore to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: any inability of the parties to satisfy the conditions to the completion of the Arrangement on acceptable terms or at all; receipt of necessary stock exchange approvals; the ability of encore to achieve its stated goals and objectives; the costs associated with enCore’s objectives; risks and uncertainties related to the COVID-19 pandemic and measures taken to attempt to reduce the spread of COVID-19; and the risks and uncertainties identified in each of encore and Azarga Uranium’s most recent Management’s Discussion and Analysis, filed on SEDAR at www.sedar.com. Although management of encore and Azarga Uranium have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Neither encore or Azarga Uranium will update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws. encore and Azarga Uranium caution readers not to place undue reliance on these forward-looking statements and it does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the encore common shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the encore common shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the encore common shares, nor shall there be any offer or sale of the encore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

www.azargauranium.com

www.encoreuranium.com

Azarga Uranium Logo (Cr:wv Group/encore Energy Corp.)

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: encore Energy Corp., William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com; Azarga Uranium Corp., Blake Steele, President & CEO, 605-662-8308, info@azargauranium.com info@azargauranium.com

CO: enCore Energy Corp.